Exhibit (h)(4)

EXPENSE LIMITATION AGREEMENT

This Expense Limitation Agreement (“Agreement”) is made as of the 29th day of April, 2008, by and between Homestead Funds, Inc., a Maryland corporation (“Homestead Funds”), on behalf of each series of the Homestead Funds set forth on Schedule A hereto (each, a “Fund” and collectively, the “Funds”), and RE Advisers Corporation, a Virginia corporation (“RE Advisers”).

WHEREAS, Homestead Funds, on behalf of each Fund other than the Stock Index Fund, and RE Advisers have entered into an investment management agreement (with respect to each such Fund, a “Management Agreement”), pursuant to which RE Advisers renders investment management services to the Funds for compensation based on the value of the net assets of each such Fund (the “Management Fee”); and

WHEREAS, Homestead Funds, on behalf of the Stock Index Fund, and RE Advisers have entered into an Administrative Service Agreement (the “Administrative Service Agreement”), pursuant to which RE Advisers provides administrative services to the Stock Index Fund for compensation based on the net assets of the Stock Index Fund (the “Administrative Fee”); and

WHEREAS, Homestead Funds and RE Advisers have determined that is it appropriate and in the best interests of each Fund and its shareholders to maintain the expenses of the Funds at levels below the levels to which the Funds might otherwise be subject.

NOW THEREFORE, the parties hereto agree as follows:

1. Expense Limitation.

1.1 Operating Expense Limit. During the term of this Agreement, each Fund shall be subject to a limit on Operating Expenses (the “Operating Expense Limit”) equal to the amount set forth in Schedule A hereto.

1.2 Operating Expenses. As used in this Agreement, the term “Operating Expenses” includes all operating expenses incurred by a Fund, including, but not limited to, (i) in the case of a Fund other than the Stock Index Fund, the Management Fee, and (ii) in the case of the Stock Index Fund, the Administrative Fee and the fees indirectly incurred by the Stock Fund Index Fund through its investment in the S&P 500 Index Master Portfolio (the “Master Portfolio”). Notwithstanding the foregoing, Operating Expenses do not include the following expenses: (i) interest; (ii) taxes; (iii) brokerage commissions; (iv) other expenditures that are capitalized in accordance with generally accepted accounting principles; (v) other extraordinary expenses not incurred in the ordinary course of a Fund’s business; and (vi) in the case of each Fund other than the Stock Index Fund, the fees and expenses associated with an investment in (a) an investment company or (b) any company that would be an investment company under

Section 3(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), but for the exceptions to that definition provided for in Sections 3(c)(1) and 3(c)(7) of the 1940 Act.

1.3 Method of Computation. On a monthly basis, RE Advisers shall determine, with respect to each Fund, whether the aggregate fiscal year to date Operating Expenses for the Fund exceed the Fund’s Operating Expense Limit, as such Operating Expense Limit has been pro-rated to the date of such determination (the “Pro-Rated Operating Expense Limit”). If on the date of such determination, the aggregate fiscal year to date Operating Expenses for the Fund exceed the Pro-Rated Operating Expense Limit, RE Advisers shall be liable to the extent of such excess amount (the “Excess Operating Amount”).

1.4 Payment. In the event that RE Advisers is liable for an Excess Operating Amount with respect to a Fund pursuant to Section 1.3, RE Advisers shall pay such Excess Operating Amount by first waiving or reducing (i) its Management Fee for such month, in the case of a Fund other than the Stock Index Fund, or (ii) its Administrative Fee for such month, in the case of the Stock Index Fund. In the event the Excess Operating Amount exceeds the amount of the Management Fee or Administrative Fee for the month, as applicable, RE Advisers, in addition to waiving its entire Management Fee or Administrative Fee for such month, shall also assume as its own expense and reimburse the Fund for the difference between the Excess Operating Amount and the Management Fee or Administrative Fee.

2. Term and Termination.

2.1 Term of Agreement. This Agreement will become effective on April 30, 2008 and will continue in effect with respect to each Fund until the date set forth on Schedule A. This Agreement may be extended upon agreement of the parties, at which time Schedule A shall be amended to reflect the new term.

2.2 Termination of Agreement. This Agreement will terminate with respect to a Fund: (1) immediately upon termination of (a) the Management Agreement, in the case of a Fund other than the Stock Index Fund, or (b) the Administrative Service Agreement, in the case of the Stock Index Fund, and (2) by either party without payment of any penalty, upon a one-year prior written notice to the other party at its principal place of business; provided that, in the case of termination by Homestead Funds, such termination be authorized by resolution of the Board of Directors of Homestead Funds (the “Board”).

3. Amendment. This Agreement may be amended only by a written agreement signed by each of the parties hereto.

4. Miscellaneous.

4.1 Captions. The captions in this Agreement are included for convenience or reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

4.2 Interpretation. Nothing herein contained shall be deemed to require Homestead Funds to take any action contrary to its Articles of Incorporation or By-laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of its responsibility for and control of the conduct of the affairs of Homestead Funds.

4.3 Definitions. Any questions of interpretation of any term or provision of this Agreement, including but not limited to the Management Fee, the Administrative Fee, the computations of net asset values and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Management Agreement, shall have the same meaning as and be resolved by reference to such agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

HOMESTEAD FUNDS, INC.

on behalf of each of its series set forth on Schedule A

/s/ Peter Morris
Name:	Peter R. Morris
Title:	President

RE ADVISERS CORPORATION

/s/ Peter Morris
Name:	Peter R. Morris
Title:	President

SCHEDULE A

Amendment No. 6

Effective May 1, 2013

Operating Expense Limits

Fund	Operating Expense Limit	Expiration of Term of Agreement
Daily Income Fund	0.80%	April 30, 2014

Short-Term Government Securities Fund	0.75%	April 30, 2014

Short-Term Bond Fund	0.80%	April 30, 2014

Stock Index Fund	0.75%*	April 30, 2014

Value Fund	1.25%	April 30, 2014

Growth Fund	0.95%	April 30, 2014

Small-Company Stock Fund	1.50%	April 30, 2014

International Value Fund	0.99%	April 30, 2014

*	As set forth in Section 1, the Operating Expense Limit with respect to the Stock Index Fund applies to all operating expenses incurred by the Stock Index Fund, including, but not limited to, expenses indirectly incurred by the Stock Index Fund through its investment in the Master Portfolio.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

HOMESTEAD FUNDS, INC.

on behalf of each of its series set forth on Schedule A

By:	/s/ Peter R. Morris
Name:	Peter R. Morris
Title:	President and Chief Executive Officer

RE ADVISERS CORPORATION

By:	/s/ Peter R. Morris
Name:	Peter R. Morris
Title:	President

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